[LETTERHEAD OF CLIFFORD CHANCE US LLP]

December 18, 2008

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:	Larry L. Greene, Division of Investment Management
Mail Stop 0505

Re:	Taiwan Greater China Fund
File Numbers 811-05617 & 333-152334

Dear Mr. Greene:

     Thank you for your comment letter dated August 18, 2008 regarding the registration statement on Form N-2 for Taiwan Greater China Fund (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2008. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. The Fund has considered your comments and has authorized us to make, on its behalf, the responses and changes discussed below. These changes will be reflected in Pre-Effective Amendment No. 1 to the Fund’s registration statement, which will be filed via EDGAR on or about December 10, 2008.

General

Comment 1: Please state in your response letter the procedure to be followed to obtain FINRA review and clearance of any underwriting arrangements in connection with the filing, including the form of prospectus supplements regarding the Fund’s contemplated offerings to subscribe to Fund shares.

Response 1: To the extent required under the FINRA Rules, prospectus supplements and underwriting agreements will be filed with FINRA when takedown offerings occur.

Comment 2: Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. For example:

•	reformat the disclosures appearing in all capital letters under the caption “Taxation,” as well as any similar disclosure appearing elsewhere in the filing. Please use a different means to make the disclosure prominent (e.g., bold);

•	correct the reference to the “Board of Directors” appearing in the sixth paragraph on the prospectus cover;

December 18, 2008

•	correct the reference to “paragraph (g) below” appearing in Investment Restriction (h);

•	clarify or explain the following types of transactions referenced under the caption “Foreign Investment Regulations in the R.O.C. – Foreign Investment Approval”: “OTC equity derivatives” and “options-sided transactions on convertible bond asset swaps”;

•	reformat the second paragraph of the discussion captioned “Description of the Shares – Anti-Takeover Provisions,” which currently appears as one long dense paragraph, to a more reader-friendly format; and

•	lastly, correct the reference to “Share Act” in the eight paragraph of the discussion captioned “Plan of Distribution.”

Response 2: The disclosure had been reviewed and revised accordingly to ensure conformity with the Commission’s Plain English requirements. In addition, the above referenced changes have been made accordingly.

Comment 3: Add disclosure that specifically defines the term “Greater China” as relates to the Fund’s name. For example, in addition to Hong Kong, will the Fund invest in companies doing sufficient business in Macau, Mongolia, Singapore or Malaysia, or any other Asian country with a substantial Chinese population? Please list the countries. In this connection, consider comment 8 below.

Response 3: The term “Greater China” as it relates to the Fund’s name refers to investments in companies located in mainland China, Hong Kong and Taiwan. Disclosure to this effect has been added to the registration statement under the section entitled “Investment Objective and Policies.”

Comment 4: Explain to the staff whether the Fund will file post-effective amendments in order to sell securities off the shelf or whether it proposes to file supplements under Rule 497. If the latter, advise the staff how the Fund will update its financial statements and legal opinion.

Response 4: The Fund plans to sell securities off of the shelf by filing prospectus supplements under Rule 497 of the Securities Act. Updates to financial statements will be included in prospectus supplements filed under Rule 497 and will also be filed in post-effective amendments to the extent required under the Securities Act of 1933, the rules thereunder, or any under undertaking in the registration statement. All prospectus supplements relating to rights offerings will be filed pursuant to a post-effective amendment. If updates to the legal opinion are required, such updates will be filed by post-effective amendments.

December 18, 2008

Comment 5: Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

Response 5: The filing has been revised to ensure that the disclosure meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

Comment 6: We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response 6: The Fund acknowledges its responsibility to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Prospectus Cover

Comment 7: Disclosure in the second paragraph states: “Our Shares may be offered directly to one or more purchasers, including existing shareholders in a rights offering, or through agents designated from time to time by us, or to or through underwriters or dealers.” (Emphasis added.) Confirm that all Shares under this offering will be common shares.

Explain why rights are listed or considered to be one of the direct offerings contemplated by this filing. If rights are contemplated under this offering, list such securities, along with the Shares of Beneficial Interest at the top of the page. Further, if rights offerings are contemplated either provide a draft supplement regarding any such offering or add appropriate alternate disclosure to the current filing. With respect to the notion in the third highlighted clause that the Fund will offer its securities from time to time, clearly state that the shelf registration process contemplated by the Fund constitutes a “delayed” offering.

Response 7: All Shares issued pursuant to this registration statement will be common shares of beneficial interest.

As stated in the prospectus, Shares may be offered directly to one or more purchasers in a rights offering. “Rights offering” for this purpose is commonly understood to refer to an offering of common shares pursuant to the issuance of rights to existing shareholders, and not to an offering of rights. If the Fund moves forward with a rights offering, rights will be issued to existing shareholders which are exercisable for common shares of the Fund. Consistent with a typical rights offering, only the shares upon which the rights are exercisable are registered with the Commission.

In addition, we have added to the registration statement an undertaking to file, in a post-effective amendment, a prospectus supplement with respect to any offering by the Fund of rights to subscribe for shares below net asset value, which will set forth the terms of such rights offering.

After the registration statement is declared effective, the Fund will provide the Staff with a form of prospectus supplement for a rights offering for review and comments. When the Board of the Fund approves an offering and the terms of such offering are determined, the Fund will provide the Staff with the base prospectus and complete prospectus supplement (containing the terms of the offering).

December 18, 2008

Disclosure stating that the shelf registration process contemplated by the Fund constitutes a “delayed” offering has been added to the registration statement.

Comment 8: The third paragraph discloses that: “The Fund’s investment objective is long-term capital appreciation through investment primarily in publicly traded equity securities of R.O.C. issuers. The Fund’s strategy is to invest primarily in Taiwan-listed companies that derive or are expected to derive a substantial portion of their revenues by exporting to or operating in mainland China.” (Emphasis added.) Reconcile the second sentence of this quote with the Fund’s name. Also, in light of the underlined clause, add risk disclosure indicating that the issuer need not actually derive a substantial portion of its revenues from Chinese exports to be an eligible portfolio company.

Response 8: To address the issue regarding the term “Greater China” as it relates to the Fund’s name, the Fund will formally adopt an investment policy as follows: “Under normal circumstances, at least 80% of the Fund’s net assets will be invested in Taiwan-listed companies that (i) derive or are expected to derive a substantial portion (i.e., at least 50%) of their revenues or profits by exporting to or operating in mainland China or (ii) have at least 50% of their assets in Greater China. “Greater China” includes mainland China, Hong Kong and Taiwan. This 80% investment policy is non-fundamental and requires 60 days’ prior written notice to shareholders before it can be changed. This policy had been added to the “Investment Objective and Policies” section of the prospectus located on page 19. Since the Fund adopted “Greater China” as part of its name in 2003, and Taiwan is part of Greater China, the Fund has been in compliance with this policy since that date. To the extent that the investment manager believes that a Taiwan-listed company derives or is expected to derive a substantial portion of its revenues by exporting to or operating in mainland China, the investment in such company will be counted towards the Fund’s 80% investment policy. If a company meets this test, the investment manager believes that it will be exposed to the economic fortunes and risks of the Greater China region consistent with Investment Company Act Release No. 24828 (Jan. 17, 2001). We have revised the disclosure to reflect the above investment policy. In addition, we have revised the Fund’s strategy as follows: “The Fund’s strategy is to invest primarily in Taiwan-listed companies that derive or are expected to derive a significant portion of their revenues by exporting to or operating in mainland China.”

Disclosure has been added to the registration statement indicating that an issuer that is treated as an eligible portfolio company because it is expected to derive a substantial portion of its revenues from exports to or operations in mainland China may not actually derive a substantial portion of its revenues from Chinese exports or operations and that, as a result, the Fund’s portfolio may not be as closely linked to the Chinese economy as a fund that invests solely in portfolio companies that actually derive a substantial portion of its revenues from Chinese exports or operations. As stated above, to the extent that the investment manager believes that a Taiwan-listed company derives or is expected to derive a substantial portion (i.e., at least 50%) of its revenues by exporting to or operating in mainland China or have at least 50% of its assets in Greater China, the investment in such company will be counted towards the Fund’s 80% investment policy; however, if over time such company does not meet the test, the security will either not be counted towards the Fund’s 80% investment policy or the security will be removed from the portfolio.

Comment 9: Provide the pricing table required by Item 1(g) of Form N-2.

Response 9: The pricing table required by Item 1(g) of Form N-2 will be included in the prospectus supplement.

Prospectus

Comment 10: Revise the fee table consistent with the following:

December 18, 2008

•	a complete fee table should be included in the pre-effective amendment filed in response to our comments;

•	the shareholder transaction expenses segment of the table should be revised so as to conform to the format requirements of Item 3, Instruction 10(a) of Form N-2;

•	in light of footnote (1), use “0” rather than “None” as the response on the “Sales load” line item;

•	footnote 5 states that Nanking Road Capital Management, LLC assumed responsibility as manager on October 1, 2007; confirm that this agreement has been approved as required by §15 of the 1940 Act, and disclose the annual advisory fee rate; and

•	make the following clause of the example prominent (See Instruction 10.d. to Item 3): “The Example should not be considered a representation of past or future expenses or annual rates of return. Actual expenses or annual rates of return may be more or less than those assumed for purposes of the Example.”

Confirm the Fund does not have preferred securities issued and outstanding, nor any current intent to issue any such securities.

Response 10: The fee table has been revised accordingly in response to the above. However, because the Fund does not have Acquired Fund Fees and Expenses, the line item has not been included in the fee table.

The investment advisory agreement between the Fund and Nanking Road Capital Management, LLC has been approved as required by §15 of the 1940 Act, and the annual advisory fee rate has been disclosed in the footnote to the fee table. In addition, the Fund does not currently have preferred securities issued and outstanding and the Fund does not have any current intention to issue preferred securities.

Comment 11: Disclosure captioned “Prospectus Summary – Investment Objective and Policies” indicates that the 80% of the Fund’s investments will be “economically tied” to the R.O.C. and that 70% of its investments will consist of “R.O.C. issuers”. Define the quoted terms.

Response 11: The Adopting Release for Rule 35d-1 provides that an investment company’s investments may be deemed “economically tied” to a country or geographic region suggested by its name if such investments expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name. The Fund’s 80% investment policy exposes the Fund’s assets to the economic fortunes and risks of the R.O.C.

The term “R.O.C. issuer” refers to an issuer organized under the laws of the R.O.C.

Comment 12: Revise the sub-caption “Risk Factors and Special Considerations” by including disclosure regarding the risk of investing in China or Greater China, and the risk of the Chinese takeover of the R.O.C.

December 18, 2008

Response 12: Additional risk disclosure has been added to the registration statement to address the risks of investing in China, including the risk of a Chinese takeover of the R.O.C.

Comment 13: Make the indicated change in the following disclosure appearing under the caption “The Fund – General Information,”: “As a fundamental policy, the Fund may not hold 25% or more of its total assets in any single industry.”

Response 13: This disclosure reflects a fundamental policy of the Fund that cannot be changed without shareholder approval. However, we hereby represent that the Fund has complied and will continue to comply with the Staff’s position that a concentration policy applies to the Fund’s total assets.

Comment 14: Revise the last sentence of the first paragraph under the caption “Investment Restrictions” so as to provide an exception regarding Restrictions (h) and (i).

Response 14: The disclosure has been revised accordingly.

Comment 15: Investment Restriction (b) should be revised as follows: (i) clause (i) should be limited to no more that 10% of the voting securities of any one company, and (ii) the effect of the carve out in clause (ii) permitting the Fund to invest 25% of its total assets in the R.O.C. means that the Fund will be limited to investing no more than 5% in any other issuer.

Response 15: This disclosure reflects a fundamental policy of the Fund that cannot be changed without shareholder approval. We have clarified the disclosure to indicate that the Fund will comply with the test outlined above.

Comment 16: Restrictions (d) and (e) discuss short sales. This formulation would appear to lead to a situation whereby short transactions permitted by Item (d) would be prohibited by Item (e). Please explain why Item (d) should be retained.

Response 16: This disclosure reflects a fundamental policy of the Fund that cannot be changed without shareholder approval. However, the Fund complies with Investment Restriction (e) to not engage in short sales of securities.

Comment 17: Restriction (i) is unusual and appears to be rather restrictive on the financial discretion of the adviser. Please briefly describe this limitation in the summary or explain why not.

Response 17: Disclosure has been added to the summary.

Comment 18: Restriction (j) relates to lending. Add disclosure to the narrative following the list of restrictions limiting this activity to no more than one third of Fund assets. We note the earlier disclosure captioned “Investment Objective and Policies – Other Investment Practices – Securities Lending” and the limitations disclosed therein regarding the lending of portfolio securities.

Response 18: The disclosure has been revised accordingly.

December 18, 2008

Comment 19: With respect to Restriction (1), disclosure following the list of restrictions state that: “For purposes of paragraph (1) above, R.O.C. law has been changed to permit investment in equity securities traded in any stock exchange in the world ...” excluding certain securities. Explain whether shareholder approval is still required in this instance.

Response 19: This disclosure reflects a fundamental policy of the Fund that cannot be changed without shareholder approval. However, because the Investment Restriction contemplates the ability of the Fund to invest in such securities in the event R.O.C. law is changed to so permit, shareholder approval is not required if R.O.C. law is changed (as it has been) to permit investment in equity securities traded in any stock exchange in the world with the exceptions noted in the current disclosure. The disclosure has been clarified to reflect that shareholder approval is not required in the above instance.

Comment 20: Revise the discussion sub-captioned “Trustees and Officers – Trustee and Officer Compensation” so as to clearly designate the trustees listed therein as either interested or independent as required by Item 18, Instruction 2, to Form N-2.

Response 20: The disclosure has been revised accordingly.

Comment 21: The second paragraph under that caption discusses the fact that several of the officers and trustees of the Fund are not citizens of the U.S., that they do not have attachable assets in the U.S. in the event of an action against them for enforcement of the securities laws, that no officer or trustee has appointed an agent for service of process, and that Taiwanese courts will not enforce domestic judgments under certain circumstances. Add this disclosure or the gist of this disclosure to the summary and explain to the staff the history of this disclosure.

Response 21: The gist of the disclosure has been added to the summary with a cross-reference to the relevant section of the prospectus. Item 9(2) of Form N-2 requires such disclosure in the case of any non-resident officer or director named in the registration statement who has a substantial portion of its assets outside of the United States.

Comment 22: Provide the information required by Item 9 of Form N-2 (investment advisory agreement information), including the statement required by Item 9(b)(4) regarding the basis for approving the advisory agreement.

Response 22: The disclosure has been revised to include the information required by Item 9 of Form N-2, including the statement required by Item 9(b)(4) regarding the basis for approving the advisory agreement.

Comment 23: The discussion captioned “Dividends, Distributions, Share Distribution Plan And Share Purchase Plan – Share Purchase Plan” indicates that voluntary payments received more than 30 days early will be returned and that payments must be received approximately ten days before the specified semi-annual dates. Disclose the Fund’s policy where payments are received after the ten day deadline.

Response 23: Where payments are received less than 10 business days prior to February 15 or August 15 of each year, voluntary cash payments will be returned by the Plan Agent, and interest will not be paid on any uninvested cash payments. The disclosure has been revised to clarify the Fund’s policy.

December 18, 2008

Comment 24: Disclosure captioned “Administration and Custodians – Proxy Voting Procedures” discloses that information regarding the Fund’s voting policies and procedures may be found on the Fund’s and the Commission’s web sites. Except as provided in General Instruction F of Form N-2, you may not incorporate by reference other material into the prospectus. Accordingly, as required by Form N-2, Item 18.16, add the disclosure regarding those policies and procedures to the Fund’s prospectus.

Response 24: The Fund’s policy with regard to voting stocks held in its portfolio is to vote in accordance with the recommendations of Institutional Shareholder Services, Inc. (“ISS”) unless the Fund’s portfolio manager recommends to the contrary, in which event the decision as to how to vote will be made by the Fund’s Board of Trustees. ISS studies and provides information on corporate proxy votes. ISS also make recommendations as to whether it is in a shareholder’s best interest to vote for or against particular matters that are put to a vote of shareholders, and they advise businesses on how to handle corporate governance issues. A description of ISS and its services has been added to the registration statement.

A summary of the proxy voting policies of ISS, which address the issue of conflicts, has been included as an appendix to the prospectus.

Comment 25: Disclosure sub-captioned “U.S. Federal Income Taxes” indicates that the Fund will not be subject to U.S. federal income tax on income that it distributes to its shareholders: “provided that at least 90% of its investment company taxable income for the taxable year is distributed to its shareholders ...” The Fund’s financial highlights does not show any distributions to shareholders for the last three fiscal years. Explain to the staff whether the Fund qualified as a regulated investment company?

Response 25: In each of the last three fiscal years, the Fund experienced foreign currency exchange losses which offset the investment income earned in those years. In addition, the Fund has carryover capital gain losses which offset the capital gains in each of the last three fiscal years. Thus, the Fund qualified as a regulated investment company in each of the past three fiscal years without being required to make any distributions of investment company taxable income or net capital gain.

Comment 26: Disclosure captioned “Description of the Shares – Possible Change to Open-End Investment Company” indicates that under certain circumstances the Fund may submit to shareholders a proposal to convert the Fund to open-end status: “to the extent consistent with the 1940 Act and R.O.C. law.” (Emphasis added.) Please summarize the law of the R.O.C. regarding such proposals.

Response 26: The R.O.C. law relevant to the submission of a binding resolution by the Trustees regarding conversion to an open-end investment company is no longer applicable to the Fund and has been removed from the prospectus.

Comment 27: Disclosure under the sub-caption, “Share Repurchases,” discusses the Fund’s various repurchase programs, including its authority to engage in one or more block transactions to the extent conducted under the safe harbor provided by Rule 10b-18 under the Securities Exchange Act of 1934. The paragraph also discloses that: “To the extent that any such repurchase results in an average discount from NAV of less than 10% during any 12-week period, the Trustees will not be required to submit to the shareholders a resolution

December 18, 2008

to convert the Fund into an open-end investment company as described above.” Add disclosure regarding the history of use of these programs, in particular the frequency of use of these programs.

Response 27: The Fund currently has one share repurchase program which commenced in November 2004 and permits the repurchase by the Fund of up to 10% of the outstanding Shares. The Fund has not repurchased any Shares under this program since November 2005. Disclosure has been included to clarify this point.

Comment 28: Disclosure captioned “Plan of Distribution” discloses that: “[t]he Fund may sell Shares in any of three ways (or in any combination): (a) through underwriters or dealers; (b) directly to a limited number of purchasers or to a single purchaser or to existing shareholders in a rights offering; or (c) through agents.” (Emphasis added.) Disclosure elsewhere indicates that the Fund expects to conduct offerings under this filing on a delayed basis under Rule 415 under the Securities Act. As such, the Fund should add undertakings to Part C of its Securities Act filing whereby:

(a) the Fund undertakes to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the Securities Act prior to any offering by the Fund of its Shares of Beneficial Interest below net asset value, and

(b) the Fund undertakes to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the Securities Act prior to any offering by the Fund of rights to subscribe for shares below net asset value.

Response 28: The above undertakings have been added to Part C of the Fund’s Securities Act filing.

Comment 29: The fifth paragraph under this caption indicates that in connection with rights offerings to shareholders, the Fund will enter into standby agreements with one or more underwriters whereby such underwriters will purchase unsold shares. Indicate to the staff whether the Fund has considered the factors and made the determination required in Investment Company Act Release No. 9932 (September 15, 1977) with respect to rights offerings. In particular, your response should address the matters discussed in Item 2(E) and related footnote 13 of that release reflecting the staff’s view that there will be a specific intended use for the offering proceeds. If, as the disclosure seems to suggests, the Fund contemplates making routine rights offerings, reconcile this notion with the view that such offerings, in light of their dilutive effect, are not to be used routinely, but rather only infrequently to raise funds for specific purposes.

Response 29: In connection with rights offering below net asset value, the Trustees of the Fund will consider the factors discussed in Investment Company Act Release No. 9932 (September 15, 1977), in particular the matters discussed in Item 2, and specifically subparagraph (E) and related footnote 13 of such release.

Comment 30: Disclosure in the eighth paragraph discusses the Fund’s obligation to provide indemnification to agents, dealers and underwriters for various liabilities. Add disclosure which confirms that, in the event of any matter involving indemnification, including the settlement of any action or preceding, the Fund will follow the Commission’s

December 18, 2008

policy regarding any request to hold harmless or indemnify any individual. See Investment Company Act Release No. 11330 (September 2, 1980).

Response 30: The disclosure has been revised to limit any matter involving indemnification to the extent permitted by the Investment Company Act of 1940. Supplementally, we acknowledge that any settlement will be conducted in accordance with Investment Company Act Release No. 11330.

Comment 31: Disclosure in the ninth paragraph under this caption discusses certain Fund policies with respect to certain derivative transactions, including short sales. Generally, the paragraph should be clarified so as to indicate more fully and clearly the specific types of transactions and securities being referred to therein. References in the disclosure to “securities not covered by this Prospectus” and to loans by Fund affiliates are confusing unless the context is made clearer. With respect to any short sale transactions covered by this disclosure, disclose whether they will be materially affected by the Commission’s recent short sale limitations. (We note that the aforementioned limitations were adopted temporarily on July 21st and that the Commission’s Chairman has said that the agency is considering the adoption of more comprehensive limitations.) Define what “borrowed” or “borrowings” mean as used in this disclosure.

The penultimate sentence of this disclosure discusses lending and pledging transactions with persons who might be deemed principal underwriters. That sentence states: “The Fund or one of its affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this Prospectus.” Explain the meaning of this disclosure to the staff and provide an example indicating how these policies may be implemented.

Response 31: The disclosure has been deleted from the registration statement.

Comment 32: The discussion captioned “Financial Statements” indicates that the financial statements incorporated by reference in the filing are as of December 31, 2007. The Fund should be aware that the financial statements included in the filing must be within 245 days of the expected date of effectiveness. See Regulation S-X, Regulation §210.3 -18.

Response 32: We have incorporated the Fund’s financial statements for the semi-annual period ended June 30, 2008.

*     *     *     *     *     *     *     *     *     *     *

     The Fund has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Fund’s registration statement.

     As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

  the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

December 18, 2008

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8489, or Kristin M. Hester at (212) 878-3191. Thank you.

Best regards,

/s/ Leonard B. Mackey, Jr.